[Translation]

Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page

Filing Document (2):                     Report on Amendment No. 7
                                                                 --
Based on:                                Article 27-25,  Paragraph 1 of the
                                         Securities and Exchange Law

Filed with:                              Director of Tokai Local Finance Bureau

Name (3):                                Katsuaki Watanabe, President,
                                         Toyota Motor Corporation

Address or Location of Head Office (3):  1 Toyota-cho, Toyota City,
                                         Aichi Prefecture

Effective Date of Reporting Duty (4):    April 13, 2006

Filing Date:                             April 19, 2006

Total Number of Submitter and
Joint Holders (persons):                 2

Submitting Method (5):                   Jointly



I. Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------
   Name of Issuing Company              Toyota Boshoku Corporation
--------------------------------------------------------------------------------
   Company Code                         3116
--------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
   Listed Securities Exchange(s)        Tokyo, Nagoya
--------------------------------------------------------------------------------
   Location of Head Office              1, Toyoda-cho 1-chome, Kariya City,
                                        Aichi Prefecture
--------------------------------------------------------------------------------


II.  Matters Regarding Submitter

   1. Submitter (Bulk Holder)/1 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
   Office                               Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
--------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
                                        Manufacture, sale, leasing and
                                        repair of motor vehicles, ships,
   Business Purposes                    aircraft, other transportation machinery
                                        and apparatus, space machinery and
                                        apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager of
   Person in Charge                     Administration Department, Affiliated
                                        Companies Finance Division
--------------------------------------------------------------------------------
   Telephone Number                     0565-23-3770
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               73,873,995                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M         73,873,995      N                -      O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q         73,873,995
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
--------------------------------------------------------------------------------
  Total Number of Issued Shares       S        187,665,738
  (shares) (as of March 31, 2006)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         39.36
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
--------------------------------------------------------------------------------
  Percentage of Shares, Etc.                         39.36
  Held Stated in the Preceding
  Report (%)
--------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
      Date   Kind of Stock, Etc.   Number   Acquisition / Disposal   Unit Price
--------------------------------------------------------------------------------
               Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to
         Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)            806,791
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                  -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V)            11,285,621
   (JPY1,000)
--------------------------------------------------------------------------------
   Breakdown of Above (V)                     Other acquisition      67,923,655
                                              by merger                shares
--------------------------------------------------------------------------------
   Total Amount of Funds for                  12,092,412
   Acquisition (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
 Number     Name      Type of      Name of     Location   Purpose of    Amount
          (Name of   Business   Representative            Borrowing   (JPY1,000)
           Branch)
--------------------------------------------------------------------------------
   1   Not applicable.
--------------------------------------------------------------------------------
   2
--------------------------------------------------------------------------------
   3
--------------------------------------------------------------------------------
   4
--------------------------------------------------------------------------------
   5
--------------------------------------------------------------------------------
   6
--------------------------------------------------------------------------------
   7
--------------------------------------------------------------------------------
   8
--------------------------------------------------------------------------------
   9
--------------------------------------------------------------------------------
   10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

   2. Submitter (Bulk Holder)/2 (7)
     (1) Profile of Submitter (8)
       [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
   Name                                 Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
   Address or Location of Head          100, Kanayama, Ichiriyama-cho, Kariya
   Office                               City, Aichi Prefecture
--------------------------------------------------------------------------------
   Former Name
--------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
--------------------------------------------------------------------------------

       [2] Individual
--------------------------------------------------------------------------------
   Date of Birth
--------------------------------------------------------------------------------
   Occupation
--------------------------------------------------------------------------------
   Name of Company
--------------------------------------------------------------------------------
   Address of Company
--------------------------------------------------------------------------------

       [3] Judicial Person
--------------------------------------------------------------------------------
   Date of Incorporation                August 31, 1945
--------------------------------------------------------------------------------
   Name of Representative               Toshio Mizushima
--------------------------------------------------------------------------------
   Title of Representative              President
--------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of auto bodies
--------------------------------------------------------------------------------

       [4] Place to Contact
--------------------------------------------------------------------------------
   Place to Contact and Name of         Hitoshi Yokoyama, General Manager of
   Person in Charge                     Accounting Division
--------------------------------------------------------------------------------
   Telephone Number                     0566-36-2121
--------------------------------------------------------------------------------

     (2) Holding Purposes (9)
--------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

     (3) Breakdown of Stock, Etc. Held by Submitter (10)
       [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                  266,000                       -                         -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                          -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                          -      H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                          -      I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                 J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M            266,000      N                -      O                  -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which
  were Transferred through a
  Margin Transaction and which        P                  -
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q            266,000
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                  -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S        187,665,738
  (shares) (as of March 31, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held by the Above-stated                            0.14
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.
  Held Stated in the Preceding                        2.14
  Report (%)
----------------------------------------------------------------------------------------------------------------

     (4) Conditions concerning Acquisition or Disposal during the Last Sixty
         (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
      Date         Kind of Stock, Etc.      Number      Acquisition /    Unit
                                                          Disposal       Price
--------------------------------------------------------------------------------
April 13, 2006   Shares of common stock   3,750,000       Disposal    JPY2,100
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

     (5) Material Agreements Including Security Agreements Related to
         Shares, Etc. (12)
--------------------------------------------------------------------------------
   Not applicable.
--------------------------------------------------------------------------------

     (6) Funds for Acquisition of Shares Held (13)
       [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
   Amount of Own Funds (T) (JPY1,000)                  -
--------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (U)                  -
   (JPY1,000)
--------------------------------------------------------------------------------
   Total Amount of Other Funds (V)                     -
   (JPY1,000)
--------------------------------------------------------------------------------
   Breakdown of Above (V)                              -
--------------------------------------------------------------------------------
   Total Amount of Funds for                           -
   Acquisition (JPY1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
 Number     Name      Type of      Name of     Location   Purpose of    Amount
          (Name of   Business   Representative            Borrowing   (JPY1,000)
           Branch)
--------------------------------------------------------------------------------
   1   Not applicable.
--------------------------------------------------------------------------------
   2
--------------------------------------------------------------------------------
   3
--------------------------------------------------------------------------------
   4
--------------------------------------------------------------------------------
   5
--------------------------------------------------------------------------------
   6
--------------------------------------------------------------------------------
   7
--------------------------------------------------------------------------------
   8
--------------------------------------------------------------------------------
   9
--------------------------------------------------------------------------------
   10
--------------------------------------------------------------------------------

IV. Summary List Regarding Submitter and Joint Holders

   1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Toyota Auto Body Co., Ltd.

   2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
     (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                        Main Text of Article      Article 27-23,          Article 27-23,
                                         27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               74,139,995                                               -
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                      A                                       -      G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition       B                                       -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights    C                                       -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to           D                                              J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts      E                                              K
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject            F                                              L
  Securities
----------------------------------------------------------------------------------------------------------------
             Total (shares)              M      74,139,995      N                       O
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which were
  Transferred through a Margin
  Transaction and which are to be        P               -
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held            Q      74,139,995
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                            R               -
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares          S     187,665,738
  (shares) (as of March 31, 2006)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held by
  the Above-stated Submitter (%)                     39.51
  ( Q/(R+S)x100 )
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc. Held                    41.50
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------